Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement Dated December 19, 2014 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2014, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (the "SAI"). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya International Value Portfolio.*

Notice of and Important Information About an Upcoming Fund Reorganization

The Board of Trustees of Voya Variable Products Trust approved a proposal to reorganize the Voya International Value Portfolio (Class I) (the "Merging Portfolio) with and into the Voya Global Value Advantage Portfolio (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about March 6, 2015 (the "Reorganization Date").

The Merging Portfolio is currently not available to new investments. The Surviving Portfolio will also not be available to new investments.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the **"Transfers"** section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Information about the Voya Global Value Advantage Portfolio. In connection with the upcoming fund reorganization, effective on the Reorganization Date the Surviving Portfolio will be added to your contract, however, it will not be available to new investments. The following chart lists summary information regarding the Voya Global Value Advantage Portfolio and is added to Appendix II of your Contract Prospectus and Contract Prospectus Summary.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Important Information Regarding "The Company"

The third paragraph under "**The Company**" section of the Contract Prospectus and Contract Prospectus Summary and the third paragraph under the "**General Information and History**" section in the SAI is deleted and replaced with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***